200 East Randolph Drive
Chicago, Illinois 60601
Facsimile:
312 861-2200	312 861-2000

www.kirkland.com

December 2, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Jennifer Thompson
John Hertz
John Cash

Re:                               Great Lakes Dredge & Dock Corporation
Form 10-K for the year ended December 31, 2004
Filed March 30, 2005
Forms 8-K filed February 1, 2005 and April 26, 2005
File No. 333-64687

Ladies and Gentlemen:

On behalf of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), please find the response of the Company to the comment letter, dated September 29, 2005, received by Mr. Douglas B. Mackie from the Staff of the Securities and Exchange Commission (the “Commission”).  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7 – Management’s Discussion and Analysis, page 21

Costs and Expenses, page 22

1.                                       We note your response to comment 2 from our letter dated August 10, 2005.  Please provide us with a more detailed explanation as to why fixed equipment costs are not recognized on a time or hours of use basis.  Specifically:

•                       You state that recognizing expenses in proportion to revenue provides better matching of expenses with revenues.  Help us understand why this is not the case for annual reporting purposes.  Tell us how your fourth quarter “true-up” adjustments work.  Quantify such adjustments for the past three years.

•                       It is unclear to us why it is better to use your method because “revenue generated per utilization hour by different types of equipment can vary substantially”.  It would appear to us that if time or hours of use were utilized this would translate into a more meaningful result such that the margins for different types of equipment would be different, as would be appropriate, because this would match the economics of the project.

We recognize that when bidding a job you estimate the project revenue necessary to cover the underlying costs of the equipment used, including the fixed costs of the equipment.  However we fail to understand how the actual costs of the equipment used, including fixed costs, would not be the best method for the purposes of reporting historical results.  Please advise.

In order for us to better understand your interim method of depreciation, please also provide us a theoretical example of how fixed equipment costs are recognized in a contract.

Response:

The Company would like to provide you further background on its interim reporting policy for fixed equipment costs.  The Company’s policy, as discussed in its MD&A, is to recognize the fixed equipment costs during the interim periods in proportion to revenues recognized over the year to better match revenues and expenses.  The Company has consistently followed this accounting practice since becoming an SEC registrant in 1998.  The Company believes this is the most appropriate accounting policy for its business and is consistent with the accounting guidance in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts and APB 28, Interim Financial Reporting.  In addition, the following is an excerpt from the Company’s response dated December 11, 1998 to the Commission’s comment letter sent November 2, 1998 related to the Company’s Registration Statement on Form S-4 filed September 29, 1998.

Commission’s September 1998 Comment Letter:

Allocation of equipment cost, page F-5

“14.  Companies usually have seasonal periods but amortize depreciation and fixed costs on a straight line basis for financial reporting purposes.  Please provide the accounting literature or industry support for amortizing expenses based on revenues.”

Company Response to September 1998 letter:

14. APB Opinion No. 28, Interim Financial Reporting, provides the guidance supporting the Company’s policy regarding the allocation of fixed equipment costs against revenues for interim reporting purposes. Specifically, paragraph 14.d. of APB Opinion No. 28 provides that certain cost variances that are planned and expected to be absorbed by the end of the annual period should ordinarily be deferred at interim reporting dates.

This practice is further supported by (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, as such costs are considered contract costs and are related to specific contracts on which the equipment is, or will be, utilized.  Such costs are, therefore, charged to operations as the related revenue from the contracts is recognized under the percentage of completion method.  As the marine dredging industry is very capital intensive, and the overhead costs which are subject to deferral/accrual are primarily related to the dredging equipment, it is management’s position that such a policy provides a more meaningful matching of revenues with the costs associated with generating those revenues.”

The Commission had no further comments on this matter in connection with the 1998 Registration Statement on S-4.

The remainder of the response will discuss more specific details on the Company’s methodology as requested.

The Company budgets revenues and costs, including its fixed equipment costs (depreciation, maintenance, insurance and long-term equipment rentals), on an annual basis.  Within the year the Company allocates the annual fixed equipment costs to each quarter based on revenues earned.  At the end of each quarter the Company takes actual revenues earned to date over estimated annual revenue and multiplies this ratio by the estimated annual fixed equipment costs. This amount is then expensed for the quarter.  Each quarter the Company revises the expectations for both annual revenues and fixed equipment costs.  Therefore, there is a “truing-up”

of actual vs. estimate each quarter.  Defining the true-up calculation to be the difference between what the Company recorded for fixed equipment costs vs. what the Company would have recorded if it had hindsight as to the actual annual revenues and costs during the year and using its current method of allocating fixed equipment costs based on revenue, then the true-ups for the fourth quarters for the years ending 2004, 2003 and 2002 were a reduction of expense of $1,400, $1,300 and $1,800, respectively. These true-ups represent 1.4%, 1.7% and 2.2% of costs of contract revenues for the respective quarters ended December 31, 2004, 2003 and 2002.

As stated in the Company’s original response, revenue is used for allocating fixed equipment costs because it serves as a proxy for weighted average utilization.  Since all of these fixed costs are equipment related and equipment usage is the activity that generates revenue, equipment utilization would be an appropriate activity on which to allocate these costs over interim periods in which the incurrence of these costs and the utilization levels of the equipment can vary significantly.  However, in the Company’s annual budgeting process, there is no process in place for budgeting utilization. With over 200 pieces of equipment that can be used in numerous combinations, the Company does not believe that it is practical to develop a process to budget utilization.  Accordingly, there is no measure against which to compare actual utilization each quarter.  The Company’s budgeting process does develop an estimate of annual revenue and costs.  Therefore, the Company uses revenue for its allocation method because it is estimable and the Company believes that revenue levels are the best indicator of the overall utilization level of its equipment, as there is a high correlation between revenues and the underlying equipment utilization.  Also, as stated previously, the Company does adjust its revenue to reflect only revenue generated by its equipment (for instance revenue attributable to subcontracts is excluded for purposes of this calculation).

In response to your final comment, the Company does use the “actual costs” of the equipment on an annual basis to expense fixed equipment costs as discussed above.  It is only on an interim basis that the Company allocates these costs in accordance with APB Opinion No. 28.  The following is a theoretical example of how the Company recognizes fixed equipment costs in “costs of contract revenues” on an interim basis:

At the beginning of the year the Company estimates that total dredging revenues will be $250,000 for the year.  At the end of the first, second and third quarters the Company revises its estimate for total revenue to $255,000, $265,000 and $260,000 respectively.  Similarly, the Company estimates fixed equipment costs to be $50,000 at the beginning of the year and $52,000, $57,000 and $55,000 at the end of the first, second and third quarters, respectively.  The following table shows how the fixed equipment costs are recognized over the year.

	1st quarter	2nd quarter	3rd quarter	4th quarter

Estimated annual revenue	$255,000	$265,000	$260,000	—

Actual annual revenue	—	—	—	$270,000

Actual quarterly revenue	$65,000	$65,000	$67,000	$73,000

Percentage of year to date actual revenue to total estimated revenue	25%	49%	76%	100%

Estimated annual fixed equipment costs	$52,000	$57,000	$55,000	—

Actual annual fixed equipment costs	—	—	—	$57,000

Fixed equipment costs recognized	$13,000	$14,930	$13,870	$15,200

Financial Statements for the Year Ended December 31, 2004

Note 16 – Segment Information, page 76

2.                                       We note your response to comment 9 from our letter dated August 10, 2005.  We read on page 3 of your Form 10-K that you are the only US dredging service provider with significant international operations, which averaged 18% of your dredging contract revenues over the past three years.  We read on page 29 of your Form-10K that you incurred similar levels of utilization of your foreign-based fleet in 2004 compared to 2003.  Given the importance of your international operations to your business, we believe that providing the disclosures required by paragraph 38(b) of SFAS 131 as of year end will provide your readers with important insight into your business.  Please provide disclosure in future filings.

Response:

In response to the Staff’s comment, the Company will provide in future filings the net book value, as of the date of the statements, of the long-lived assets that are outside of the U.S.  If at a reporting date, long-lived assets located in an individual foreign country are material, those amounts will be disclosed separately.  The Company will continue to indicate that the majority of its long-lived assets are marine vessels and related equipment, which may be redeployed where needed to perform the Company’s backlog of work.

*   *   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact Deborah Wensel, the Company’s Chief Financial Officer, at (630) 574-2948 or the undersigned at (312) 861-2163.

Sincerely,

/s/ Carol Anne Huff
Carol Anne Huff

cc:	Douglas B. Mackie
Deborah Wensel